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                                                       Filed By Macromedia, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                           Subject Company:  Allaire Corporation
                                       Registration Statement File No. 333-54930


Each of Macromedia, Inc. and Allaire Corporation have posted information on their websites, macromedia.com and allaire.com, respectively, related to Macromedia's acquisition of Allaire Corporation, the text of which is attached hereto as Exhibit A.

Allaire has sent a letter to its customers regarding the acquisition, the form of which is included on Exhibit B.

Allaire has sent a letter to its partners regarding the acquisition, the form of which is included on Exhibit C.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Macromedia and Allaire are advised to read the prospectus/proxy statement, which was filed with the SEC as Registration Statement File No. 333-54930, regarding the business combination transaction referenced in the foregoing information because it contains important information. Allaire expects to mail a prospectus/proxy statement about the merger to its stockholders on or about February 16, 2001. Investors and security holders may obtain a free copy of the prospectus/proxy statement as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained, without charge, by directing a request to either Macromedia, Inc., 600 Townsend Street, San Francisco, Califorinia 94103,
Attention: Investor Relations, or to Allaire Corporation, 275 Grove Street, Newton, Massachusetts 02466, Attention: Investor Relations.

Macromedia and its officers and directors may be deemed to be participants in the solicitation of proxies from Allaire's stockholders with respect to the matters described in the prospectus/proxy statement. Information regarding such officers and directors is included in Macromedia's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on June 30, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Macromedia.

Allaire and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Allaire with respect to the matters described in the prospectus/proxy statement. Information regarding such officers and directors is included in the prospectus/proxy statement and Allaire's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on April 14, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Allaire.


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              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, matters discussed in the following materials may be considered forward looking statements that involve risks and uncertainties, including those related to the risk of integrating newly acquired technologies and products and unanticipated costs of such integration, failure of the transaction to close due to the failure to obtain regulatory or other approvals, failure of the Allaire stockholders to approve the merger, quarterly fluctuations of operating results, customer acceptance of new products and services and new versions of existing products, impact of competition, the risk of delay in product development and release dates, risks of product returns, the economic conditions in the domestic and significant international markets, investments in new business opportunities and the other risks detailed from time to time in Macromedia's SEC reports, including without limitation its quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended March 31, 2000 as they may be updated or amended with future filings. The actual results Macromedia achieves may differ materially from any forward looking statements due to such risks and uncertainties.

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                                    EXHIBIT A


MACROMEDIA AND ALLAIRE TO MERGE:

We are very excited to announce that Macromedia and Allaire have agreed to merge. The combined company will enable Web professionals to efficiently develop Web content and applications delivered in multiple formats on multiple devices.

By adding Allaire server technology to the Macromedia product family, Macromedia will make the development of dynamic content more efficient, more affordable and more accessible to millions of customers. As a combined company, we will be in a unique position to more effectively empower customers to succeed by consistently exceeding their clients' expectations in a constantly changing, multidevice, global landscape.

[Hypertext links to the following material are included here on each of Macromedia and Allaire's websites.]


KEVIN LYNCH AND JEREMY ALLAIRE TALK STRATEGY

FAQ (FREQUENTLY ASKED QUESTIONS)

--------------

KEVIN LYNCH AND JEREMY ALLAIRE TALK STRATEGY:

WHEN DID THE TWO COMPANIES FIRST BEGIN WORKING TOGETHER?
ALLAIRE: We began working together several years ago when Macromedia was just launching Dreamweaver 1.0, and wanted to deliver a cutting-edge Web authoring tool that supported both very visual design as well as best-of-breed code-based HTML editing. They approached us about bundling HomeSite with Dreamweaver, and ever since then the two products have really thrived together. From that point on, we continued to collaborate to bring our products together in interesting ways.

WHEN DID YOU FIRST REALIZE MACROMEDIA AND ALLAIRE WOULD BE A GOOD PAIR?
LYNCH: In 1996, we recognized that Web developers cared passionately not only about how their site looks, but also about the quality of the underlying code. In fact, the most popular Web development software at the time (other than NotePad!) was a text editor called HomeSite from Allaire. That's when we decided to bundle HomeSite with Dreamweaver.

ALLAIRE: I've been in the Internet software industry since its inception, and have worked with and seen hundreds of companies delivering value (and often not much value!), and without a doubt have consistently been impressed with the focus, vision and products from Macromedia. For many years, many people inside Allaire, including myself, have seen that Macromedia unquestionably is the industry leader in providing accessible products to Web professionals for the visual design of rich user experiences. We knew that visual design was not our strength, and always believed that we could make a powerful combination.

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LYNCH: From the beginning, it was obvious that there was a strong match in culture, values, customer focus, and technical expertise across the companies. There was also a very complementary balance of effort, with Macromedia focusing on the visual authoring and client-side experience, and Allaire concentrating on server-side development and Web application logic. It's been in the back of our minds for a few years as a possibility.

Over the years, we've also received many suggestions from our customers that we should combine our efforts, in case we hadn't already noticed that it was a good idea--it's always seemed to be a very obvious fit. We're very excited about the potential this presents across the board for our customers, employees, partners and shareholders.

WHY DOES THIS MERGER MAKE SENSE?
ALLAIRE: It's a critical time in the history of the Internet software industry. We're in a period of massive standardization and consolidation, and mainstream organizations around the world are clearly looking towards industry leaders for rich, comprehensive software platforms that make it cost-effective to deliver on the promise of the Internet. Neither of the companies on their own could deliver this comprehensive value for our customers, but together we could.

Macromedia had been looking for a way to make application development and server technology approachable and accessible, and this has always been a strength of Allaire.

There are many synergies between the companies: we have similar customers--the Web professional; we share a passion for delivering quality products with exceptional value; our products complement and extend each other's reach in the marketplace. But from a personal perspective, I think we can do amazing things together and that's what motivates me.

WHAT EXCITES YOU ABOUT THIS MERGER?
LYNCH: The merger of Macromedia and Allaire mirrors what's happening in Web development today. Creating the best user experience on the Web requires the combination of server-side Web application logic with client-side user interface, and team members with expertise in these areas need to work together effectively to succeed.

I believe this is really about the marriage of these two user communities, bringing the developers and designers together so they can more easily build the Web sites of tomorrow.

We also see the nature of the Internet changing as users access Web content and applications through a range of devices. This will pose many challenges for developers and designers, and we want to help them be successful in delivering really great user experiences across all these devices in a very efficient way. It's very exciting to bring these communities together, as well as world class teams with the background and experience necessary to enable this.

ALLAIRE: There are many things that excite me about the combination, but I'll talk about a couple of important ones.


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First, as I've been able personally to work with key individuals within
Macromedia, especially Kevin, I saw that there were many shared values, vision, culture and a desire to deliver exceptional technology to millions of people. It's very rare to find that, so I'm personally very excited about the human synergies that are at the center of this merger.

I've believed for a long time that the Internet and Web applications were about content more than traditional software. The entire paradigm of the Web is content-centric, and this represents a natural evolution of software towards better meeting human needs. With the Internet, the role of software in society is growing exponentially, and what's needed is a company who understands how to uniquely combine rich, content-centric user experiences with a completely Web-centric application development and programming model.

The fact that these two companies together can deliver on that vision is probably the most exciting thing for me personally.

LYNCH: I'm most excited about the sparks of innovation that will occur as we bring together some really bright teams across Macromedia and Allaire. Together, we can create great new solutions for Web developers. I remember the first meeting where Jeremy and I met and exchanged views on where we saw Web development headed, and we were at the whiteboard for hours nonstop with our markers, finishing each other's sentences and building up a combined vision. This connection is there across the product teams, and will enable great insights into making the most practical, powerful and enjoyable software for Web development.

WHY SHOULD ALLAIRE CUSTOMERS BE EXCITED ABOUT THE MERGER?
ALLAIRE: Well, right now, we're on track to deliver great new products for our core customer base of ColdFusion users, and we're going to continue down that path. But as we look ahead to the next twelve months, there are some very exciting opportunities for our customers.

The essence of the excitement will surround the fact that the combined company's product set will span the complete range of software needed to deliver on the promise of the Web. This includes a comprehensive set of products for every type of Web professional--graphic artists, HTML authors, interactive and multimedia developers, Web application developers, Java programmers, business users and IT and project managers. It also includes a wide-range of server technology for the deployment of content and applications, as well as a unique client technology for the delivery of incredibly rich user experiences. Combined, we can bring these tools, servers and clients together to create a well-integrated platform for delivering what the Web can be.

There are a lot of other reasons our customers should be excited. Clearly, with the visible economic downturn, corporations are going to look towards vendors with a focus on delivering value at a reasonable cost. The days of blank checks for Internet projects are numbered, and customers are going to bear down and look towards software suppliers that understand the need to deliver value at a reasonable cost. Both Macromedia and Allaire have a long history of delivering products of exceptional quality at reasonable costs and we're going to continue to do this.


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Most importantly, customers are going to benefit from the combined visions of the leadership in the two companies. Clearly, in the Internet economy, true vision coupled with strong execution is rare, and this combination only promises to multiply our abilities.

WHY SHOULD MACROMEDIA CUSTOMERS BE EXCITED ABOUT THIS?
LYNCH: Our mission continues to be enabling our customers to deliver the best experiences on the Web, and basically we'll have an even greater group of development teams working for our customers to help them succeed on the leading edge of Web development.

The products Macromedia customers know and love will become even stronger through this combination with Allaire's serverside capabilities, and a number of new solutions will emerge for our customers as the teams innovate together on supporting multiple Web devices, Web services, dynamic publishing, team collaboration, and future key trends.

We will continue to make sure the experiences of using Dreamweaver, HomeSite, Kawa, the ColdFusion and JRun Studios, UltraDev, and all our software will be the best available and appropriately designed for each customer audience. The server strategy is very exciting for our customers, as together we will be providing the most approachable way to develop dynamic Web content and applications, while being able to deploy these across industry standard application servers such as JRun or IBM WebSphere, and integrate with services through Microsoft .NET. This will enable Web developers to easily and quickly create the best dynamic Web experiences and deliver them across a range of platforms.

HOW WILL YOUR ROLE CHANGE AFTER THE MERGER?
ALLAIRE: As Chief Technology Officer for Macromedia, my functional role will remain the same, but the scope of my focus will be significantly broader as the agenda for the combined company is much more substantial than for Allaire on its own. This will be incredibly exciting and challenging, no doubt, but a huge step forward. I'm also going to be working very closely with Kevin in driving the company's strategy, and this will be a new partnership for me, grounded in years of working together. I'm incredibly excited.

WHAT NEW TECHNOLOGIES CAN WE EXPECT FROM THE COMBINED COMPANIES?
ALLAIRE: As you'd expect, there's no shortage of brilliant ideas about what we can and should build as a company. [Laughs] Clearly, in the coming year you'll see a lot of execution on product agendas that we've already discussed.

First, we're really excited to deliver a major release of our servers that builds a wide-range of functionality on top of the J2EE architecture. This includes a next-generation of the ColdFusion and JRun technologies, as well as next-generation application framework technology based on Spectra, Generator and other server technologies.

In the long term, we plan to deliver a new generation of application framework technology that leverages our server platform, Macromedia and Allaire visual tools, and the ubiquitous Macromedia Flash player. This will make developing incredible applications and content and delivering them to multiple devices, platforms, and formats, as efficient and approachable as it can be.


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This is our vision. Ideally, this could include new server-side technology for dynamic delivery of content to multiple devices and formats, including text based formats like HTML, XML, and JSP and graphics formats like Macromedia Flash. Technology like this will make it easy for developers to build and integrate networked Web services, such as those being delivered with Microsoft's
 .NET initiative. Second, we really hope to continue to make progress on making teams of Web professionals more productive. We'll do this in a variety of ways and we think we have some very interesting new products here.

Finally, we're very excited about the Macromedia Flash Player as an environment for rich user experiences, and are looking at interesting ways to better integrate Flash content with our server technology. The Macromedia Flash player has over 96% penetration in the Web user audience, and that's an incredible opportunity. We've already announced the Harpoon project, which is a UI toolkit based on Macromedia Flash for application developers, and there are lots of exciting possibilities around the Macromedia Generator product, which is a dynamic graphics server.

IS THERE ANYTHING ELSE WE SHOULD BE LOOKING FOR?
LYNCH: We're committed to delivering on the dreams of the Allaire and Macromedia customers, and are working hard to provide the tools and technology for them to be successful. As we develop the next generation of Web development software you'll see great, innovative new capabilities for building dynamic Web sites resulting from the cross-pollination of the Allaire and Macromedia teams, as well as even deeper integration across our product lines. Jeremy's comments are also right on--we will follow through on the plans to migrate to J2EE across the Allaire server products, enable teams of Web professionals to work together productively, and continue to explore the cutting edge of user experiences and applications with the Macromedia Flash player.

One element I'd like to emphasize is our support for a broad range of industry standards with our products. We've always listened to our customers, and an important theme here is that tools and server products need to work across multiple technologies. That's why we enabled UltraDev to work with ASP, JSP, and CFML, and are supporting J2EE and Microsoft .NET in our server strategy. We will continue this open philosophy in our software and remain very focused on the needs of developers and designers.

ANY FINAL WORDS?
ALLAIRE: Macromedia and Allaire have been visionary leaders in the Web software industry. Together, we are focused on serving the entire range of Web professionals--designers, HTML developers, rich media developers, application builders, programmers--and helping them to be more productive and to create amazing and incredible things on the Web. That's what we've always been passionate about, and we are very excited to have this opportunity to deliver that vision.

LYNCH: We've been successful by listening to our customers wishes and needs, and we will continue to work closely with the Web professional community to empower them to deliver what the Web can be. I'd like to invite folks to give us their feedback, wishes, dreams by emailing us at wish-allaire-macromedia@macromedia.com or merger@allaire.com.


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And of course, I'd like to thank our customers for their support and feedback as we look forward to a bright future.

FAQ (FREQUENTLY ASKED QUESTIONS):

WHO IS ALLAIRE?
Allaire brings e-business innovation within everyone's reach. Technology professionals worldwide rely on Allaire software products to rapidly and cost-effectively build their business on the Web. With a proven software foundation and a worldwide partner network, Allaire has enabled thousands of companies to deliver innovative Internet business solutions.

WHO IS MACROMEDIA?
Macromedia is passionate about what the Web can be.
Our mission is:

o    To make work easier for people who build Web content for a living; and

o    To enable them to deliver the most effective user experiences.

We achieve that goal by creating amazing products that empower Web designers, programmers and rich media developers to build engaging, next-generation Web experiences.

WHY HAVE ALLAIRE AND MACROMEDIA PLANNED TO MERGE?
The two companies share a vision, a culture and a passion for what the Web can be. By joining forces, the combined company will be able to fulfill the dreams of Web professionals:

o To have a rich, open, approachable product family of tools and servers that will allow them to efficiently author both the look of a Web site and the application logic behind the Web site; and

o To deliver it on multiple devices - Personal Computers, Internet appliances, Personal Digital Assistants, phones, set top boxes - in multiple formats - HTML and Flash - to create the best possible user experiences.

The combined company has the products, customers, partners, and channels to create a rapidly growing business defined by broad distribution of approachable technology to millions of Web professionals.

HOW WILL THIS MERGER BENEFIT ALLAIRE CUSTOMERS?
The Allaire community will benefit from powerful Macromedia authoring and player software that enable the creation and deliver of engaging content, rich user experiences, and dynamic Web applications. Moreover, Allaire customers will benefit from continuing to work with a market leader in the Internet industry that understands their needs.

HOW WILL THIS MERGER BENEFIT ALLAIRE PARTNERS?
The combined companies will have a broader product offering and customer base, which translates to more opportunities for our partners to acquire new customers and grow existing ones. In addition, Allaire Alliance partners will benefit from greater awareness of the new combined company name and reputation in the marketplace.


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HOW WILL THIS MERGER BENEFIT MACROMEDIA CUSTOMERS?
The Macromedia community will benefit from approachable server technologies that empower teams of Web professionals to efficiently develop dynamic content and build Web applications.

WHEN DID THE TWO COMPANIES AGREE TO MERGE?
Macromedia and Allaire signed a definitive agreement on January 16, 2001. The acquisition is expected to become effective during the second calendar quarter of 2001. The closing of the acquisition is subject to shareholder and regulatory approval; however, we do not anticipate any barriers to a successful closing.

WHAT WILL THE COMBINED COMPANY BE CALLED? The combined company will be called Macromedia.

WHERE WILL THE COMBINED COMPANY BE HEADQUARTERED?
The company will have headquarters in San Francisco, and offices in Boston. There will be strong representation of the Boston office on the Macromedia executive team. The Boston office will continue to operate under the leadership of key Macromedia and Allaire executives.

WHO WILL BE PROVIDING THE VISION FOR THE FUTURE?
As always, we look to our customers to keep us focused on the needs of the Web professionals. Kevin Lynch, Macromedia President of Products, and Jeremy Allaire, Chief Technology Officer will play a key leadership role in guiding our vision.

WHAT WILL BE THE PRODUCT STRATEGY OF THE COMBINED COMPANY?
Today, Macromedia and Allaire empower teams of Web professionals with software that enables the delivery of rich content, powerful applications, and engaging user experiences. Together, the combined company will make the development of dynamic content and interactive applications more efficient, more affordable and more accessible to millions of customers. Going forward, Macromedia will solve the challenges relating to the authoring and delivery of content and applications on multiple devices and in a variety of formats.

WHAT ARE THE KEY PRODUCT LINES FROM ALLAIRE? Allaire currently has three key product lines:

VISUAL TOOLS

o    ALLAIRE HOMESITE, the leading HTML text editor.

o ALLAIRE COLDFUSION STUDIO AND JRUN STUDIO, development tools built on the foundation of Allaire HomeSite.

o ALLAIRE KAWA, a Java IDE (integrated development environment) for developing, testing, and deploying server-side Java applications.

APPLICATION SERVERS

o ALLAIRE COLDFUSION SERVER, a runtime environment for application logic and dynamic page generation based on the approachable Cold Fusion Markup Language
(CFML).


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o    ALLAIRE JRUN SERVER, an easy-to-use J2EE application server for building and deploying server-side Java applications.

APPLICATION FRAMEWORKS

o ALLAIRE SPECTRA, which provides modular and customizable services for content management, e-commerce, and personalization.

For more information on Allaire products, please visit the Allaire Web site. allaire.com/products/.

WHAT ARE THE KEY PRODUCT LINES FROM MACROMEDIA? Macromedia currently has three key product lines:

AUTHORING TOOLS

o MACROMEDIA DREAMWEAVER, the leading professional visual Web page development solution.

o MACROMEDIA DREAMWEAVER ULTRADEV, a visual, rapid Web application development environment for building ASP, JSP and CFML Web applications.

o MACROMEDIA FIREWORKS, the solution for professional Web graphics design and production.

o MACROMEDIA FLASH, the standard for creating animated, vector-based Web content.

o MACROMEDIA FREEHAND, the solution for creating vector-based illustrations for Flash and print.

o MACROMEDIA DIRECTOR, the standard for creating rich multimedia and advanced interactivity for the Web and CD ROM

o    MACROMEDIA WEB LEARNING STUDIO, the complete solution for online learning.

SERVERS

o    MACROMEDIA GENERATOR, a dynamic graphics server.

o    MACROMEDIA ARIA, for online customer behavior analysis.

o    MACROMEDIA LIKEMINDS, a personalization server.

PLAYERS

o MACROMEDIA FLASH PLAYER, the most widely distributed player in the world, for viewing high-impact vector-based Web content.

o MACROMEDIA SHOCKWAVE PLAYER, for viewing magnetic, photo-realistic rich-media Web content.

For more information on Macromedia products visit macromedia.com/software.

WHAT ARE THE FUTURE PLANS FOR ALLAIRE AND MACROMEDIA AUTHORING PRODUCTS? Macromedia intends to continue to provide products that make work easier for people who build Web content for a living and enable them to deliver the most effective user experiences.


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We will provide products for a broad range of Web professionals, including HTML developers, graphic designers, rich media developers, application developers, and Java programmers.

WHAT IS THE FUTURE OF ALLAIRE AND MACROMEDIA SERVERS?
Macromedia plans to continue the current Allaire product line and to invest in the Allaire product roadmap by expanding support for the J2EE platform across our server products. Macromedia is committed to giving Web professionals highly productive, flexible, and open server products for building the next generation of Web applications.

DO MACROMEDIA AND ALLAIRE PRODUCTS WORK TOGETHER NOW?
Yes. HomeSite has been included in every full copy of Macromedia Dreamweaver and UltraDev ever shipped. UltraDev supports visual authoring for both ColdFusion and JRun application servers. Generator is built on top of JRun and integrates with both for both the ColdFusion and JRun application servers.

HOW DOES THE STRATEGY FOR THE COMBINED COMPANY ENHANCE MICROSOFT .NET?
We are excited by the Microsoft .NET vision and intend to work closely with Microsoft to ensure that our products enhance and interoperate with .NET. We expect our client software such as the Macromedia Flash player to support .NET services, our authoring tools to enable authoring of .NET applications, and our servers to communicate and interoperate with .NET.

HOW DOES THE STRATEGY ENHANCE THE JAVA PLATFORM?
Allaire JRun is the most widely adopted commercial J2EE application server today. We intend to fully support and enhance the latest open standards for JavaServer Pages and the J2EE standard going forward. We plan to provide the most accessible and flexible Java server platform for Web professionals and the mass enterprise.

HOW DOES THIS COMBINATION AFFECT THE NEW COMPANY'S RELATIONSHIPS WITH IBM, BEA, MICROSOFT, SUN, VIGNETTE, ATG, AND BROADVISION? We will continue to work closely with our partners to serve the needs of Web professionals. Our software will continue to support a wide range of industry leading servers and server scripting languages. We expect our customers will use our software, both authoring tools and servers, in conjunction with software from companies such as IBM, BEA, Microsoft, Sun, Vignette, ATG, BroadVision and others.

WILL MACROMEDIA AUTHORING SOFTWARE CONTINUE TO SUPPORT OTHER APPLICATION SERVER SOLUTIONS?
We support JavaServer Pages(JSP), Active Server Pages (ASP), and ColdFusion Markup Language (CFML) in Macromedia UltraDev today, and we intend to continue to support these platforms in the future.


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                                    EXHIBIT B


SUBJECT:  ALLAIRE AND MACROMEDIA ANNOUNCE PLANS TO MERGE

Dear Allaire Customer,

I am writing to inform you that yesterday, January 16, 2001, Allaire Corporation and Macromedia, Inc. signed a definitive agreement to merge. I'm incredibly excited about this merger, and what I believe it means for Allaire customers.

We've partnered closely with Macromedia for many years, and I've found they share our vision and passion for working with developers, building great products, and driving innovation in the Internet industry. Fundamentally, this merger is about creating a company that will provide the products and services you need to be successful. As a combined company, we'll deliver a comprehensive product family of tools and servers for building the next generation of solutions on the Web. The combined company, known as Macromedia, will focus on delivering world-class software for the web professional.

It is a tremendous privilege to work with the Allaire community, and I'm looking forward to continuing that relationship as Macromedia's CTO. I'd like to invite you to visit our web site for more information about the merger, and feel free to share your thoughts by emailing macromedia@allaire.com


Sincerely,
Jeremy Allaire

P.S. For more information about the merger, visit the Allaire web site at www.allaire.com.

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                                    EXHIBIT C



TO PARTNERS

Subject:  Allaire and Macromedia to Merge

Dear Allaire Alliance Partner,

On January 16, 2001, Allaire Corporation and Macromedia, Inc. signed a definitive agreement to merge. I am extremely excited about this merger and what it means for our Allaire Alliance partners.

We've partnered closely with Macromedia for many years, and have found that they share our vision and passion for building great products and driving innovation in the Internet industry. Together, we'll deliver a comprehensive product family of tools and servers for building the next generation of solutions on the Web.

The two companies share a partner-centric business philosophy as well, and we plan to continue to invest in building our business with the partners that are part of the Allaire Alliance.

The deal is expected to close, pending shareholder and regulatory approval, within 90 days. Until then, we will continue to sell and support all of our existing products, and Allaire will continue to operate as a separate entity. Please continue to work with the appropriate representative from Allaire. Moving forward, you will be hearing a lot more from us about the integration of the two companies.

It is a tremendous privilege to work with the Allaire partner community, and I'm looking forward to continuing that relationship as Macromedia's CTO. I'd like to invite you to visit our web site for more information about the merger, and feel free to share your thoughts by emailing macromedia@allaire.com


Sincerely,
Jeremy Allaire

P.S. For more information about the merger, visit the Allaire web site at www.allaire.com.

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